UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Biodesix, Inc.
(Name of Issuer)

Common Stock, Par Value $0.001 Per Share
(Title of Class of Securities)

09075X108
(CUSIP Number)

Jack W. Schuler
100 N. Field Drive, Suite 360
Lake Forest, Illinois 60045
(224) 880-1210
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 21, 2022
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No: 09075X108	SCHEDULE 13D	Page 2 of 5 Pages

1	NAMES OF REPORTING PERSONS
Jack W. Schuler

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
46,102 (1)

	8	SHARED VOTING POWER
19,952,112

	9	SOLE DISPOSITIVE POWER
46,102 (1)

	10	SHARED DISPOSITIVE POWER
19,952,112

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
19,998,214 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
26.1% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

1.	This amount includes 46,102 Shares (as defined herein) that the Reporting Person has the right to acquire upon exercise of options exercisable within 60 days of the date of this filing.
2.
This percentage is based on a total of 76,495,568 Shares outstanding immediately after the closing of the Issuer’s follow-on offering and related private placement of Shares on November 21, 2022, as provided by the Issuer, plus 46,102 Shares that the Reporting Person has the right to acquire upon exercise of options exercisable within 60 days of the date of this filing.

CUSIP No: 09075X108	SCHEDULE 13D	Page 3 of 5 Pages

1	NAMES OF REPORTING PERSONS
Jack W. Schuler Living Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
19,952,112

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
19,952,112

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
19,952,112

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
26.1% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

1.
This percentage is based on a total of 76,495,568 Shares outstanding immediately after the closing of the Issuer’s follow-on offering and related private placement of Shares on November 21, 2022, as provided by the Issuer.

CUSIP No: 09075X108	SCHEDULE 13D	Page 4 of 5 Pages

Item 1.	Security and Issuer

Item 1 of the Schedule 13D is hereby amended and supplemented as follows:

This Amendment No. 3 to Schedule 13D (“Amendment No. 3”) is being filed by the undersigned, pursuant to §240.13d-2(a), to amend and supplement the Schedule 13D filed with the U.S. Securities and Exchange Commission (the “SEC”) on November 9, 2020, (the “Initial Schedule 13D”), as amended on January 28, 2022, and on April 11, 2022 (collectively, the “Schedule 13D”), with respect to the common stock, par value $0.001 per share (the “Shares”), of Biodesix, Inc. (the “Issuer” or the “Company”), whose principal executive offices are located at 2970 Wilderness Place, Suite 100, Boulder, Colorado 80301.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended and supplemented as follows:

On November 21, 2022, Mr. Schuler, through the Trust, purchased 8,695,652 Shares, at a price of $1.15 per Share, in a registered underwritten follow-on offering by the Issuer, for an aggregate purchase price of $9,999,999.80.  The source of funds for these purchases was Mr. Schuler’s personal funds.

Item 5.	Interest in Securities of the Issuer

Item 5(a) - (c) of the Schedule 13D is hereby amended and supplemented as follows:

(a, b) As of November 21, 2022 and the date hereof, Mr. Schuler may be deemed to beneficially own, in the aggregate, 19,998,214 Shares, which represents approximately 26.1% of the Shares outstanding.

Mr. Schuler’s beneficial ownership consists of (1) 46,102 Shares that Mr. Schuler has the right to acquire upon exercise of options exercisable within 60 days of the date of this filing and (2) 19,952,112 Shares held by the Trust, representing approximately 26.1% of the Shares outstanding.

The foregoing beneficial ownership percentages are based on a total of 76,495,568 Shares outstanding immediately after the closing of the Issuer’s follow-on offering and related private placement of Shares on November 21, 2022, as provided by the Issuer, plus, for purposes of calculating Mr. Schuler’s beneficial ownership percentage, 46,102 Shares that Mr. Schuler has the right to acquire upon exercise of options exercisable within 60 days of the date of this filing.

As sole trustee of the Trust, Mr. Schuler shares with the Trust the power to vote or direct the vote, and the power to dispose or direct the disposition of, the 19,952,112 Shares beneficially owned by the Trust.

(c) The response to Item 3 of this Schedule 13D is incorporated by reference herein. Except as set forth in this Amendment No. 1, no transactions in the Shares have been effected by the Reporting Person within the past 60 days.

CUSIP No: 09075X108	SCHEDULE 13D	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Jack W. Schuler
/s/ Jack W. Schuler

Jack W. Schuler Living Trust
/s/ Jack W. Schuler
Name: Jack W. Schuler
Title: Trustee

November 23, 2022

Attention: Intentional misstatements or omissions of fact constitute federal violations (see 18 U.S.C. 1001).